[Logo[[Given Imaging Logo]


                                                                      EXHIBIT A



For Immediate Release

For Further Information Contact:
Yoram Ashery                                            Fern Lazar/David Carey
Given Imaging Ltd.                                      Lazar Partners Ltd.
                                                        Phone: (866) GIVEN IR
                                                        flazar@lazarpartners.com
                                                        dcarey@lazarparters.com

 Given Imaging Ltd. Announces Pricing of Offering of 2,505,000 Ordinary Shares

YOQNEAM, Israel, June 17 -- Given Imaging Ltd. (Nasdaq: GIVN) today announced the pricing of a public offering of 2,505,000 ordinary shares at U.S.$32.00 per share of which 1,500,000 are being offered by the Company and 1,005,000 are being offered by selling shareholders. The closing of the offering is scheduled to take place on June 23, 2004. Given Imaging expects to receive net proceeds from the offering of approximately U.S.$44.1 million. The underwriters have been granted an option to purchase up to 375,750 additional shares from certain selling shareholders to cover over-allotments, if any.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as joint book-running managers, and CIBC World Markets Corp. and Wells Fargo Securities, LLC are acting as co-managers. Copies of the final prospectus relating to the offering may be obtained from Merrill Lynch, at 4 World Financial Center, New York, NY 10080, Tel: (212) 449-1000, or Citigroup Global Markets Inc., at 140 58th Street, Brooklyn, NY 11220, Tel: (718) 765-6732.

A registration statement relating to these securities was filed and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.

Given Imaging develops, manufactures and markets diagnostic products for disorders of the gastrointestinal tract. The company has developed a proprietary approach to visual examination of the gastrointestinal tract through the use of miniaturized video camera contained in a disposable capsule. The capsule is easily ingested by the patient and moves naturally through the gastrointestinal tract without discomfort to the patient while wirelessly transmitting high quality color images and data to a portable recorder.

This press release contains forward-looking statements about Given Imaging with respect to its planned public offering within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: market perceptions of our planned public offering, decisions made by the selling shareholders, and factors affecting our business, such as changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the Securities and Exchange Commission.